--------
 FORM 3
--------


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940


------------------------------------------------------------------------------------------------------------------------------------
|1. Name and Address of Reporting Person*  |2. Date of Event Requiring |4. Issuer Name and Ticker or Trading Symbol                |
|                                          |   Statement               |                                                           |
|   NEW VALLEY CORPORATION                 |   (Month/Day/Year)        |                                                           |
|------------------------------------------|                           |   GBI CAPITAL MANAGEMENT CORP. (GBC)                      |
|    (Last)     (First)     (Middle)       |                           |-----------------------------------------------------------|
|                                          |    02/08/01               |5. Relationship of Reporting     | 6. If Amendment, Date   |
|   100 S.E. SECOND STREET                 |---------------------------|   Person to Issuer              |    of Original          |
|------------------------------------------|3. IRS Identification      |   (Check all applicable)        |    (Month/Day/Year)     |
|               (Street)                   |   Number of Reporting     |                                 |                         |
|                                          |   Person, if an Entity    |[ ] Director   [X] 10% Owner     |                         |
|                                          |   (Voluntary)             |                                 |                         |
|                                          |                           |[ ] Officer    [ ] Other (specify|                         |
|                                          |                           |    (give                below)  |-------------------------|
|                                          |                           |    title below)                 | 7. Individual or Joint/ |
|    MIAMI           FLORIDA      33131    |    13-5482050             |                                 |    Group Filing (Check  |
|--------------------------------------------------------------------------------------------------------|    applicable line)     |
|        (City)      (State)      (Zip)                                                                  |                         |
|                                                                                                        |    [ ] Form Filed by    |
|                                                                                                        |        One Reporting    |
|                                                                                                        |        Person           |
|                                                                                                        |    [X] Form Filed by    |
|                                                                                                        |        More than One    |
|                                                                                                        |        Reporting Person |
|----------------------------------------------------------------------------------------------------------------------------------|
|                                    TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED                                       |
|----------------------------------------------------------------------------------------------------------------------------------|
|1. Title of Security                    |    2. Amount of Securities   |     3. Ownership Form:    |    4. Nature of Indirect     |
|   (Instr. 4)                           |       Beneficially Owned     |        Direct (D) or      |       Beneficial             |
|                                        |       (Instr. 4)             |        Indirect (I)       |       Ownership (Instr. 4)   |
|                                        |                              |        (Instr. 5)         |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|  COMMON STOCK, $0.0001 PAR VALUE       |   SEE ATTACHMENT A           |    SEE ATTACHMENT A       |      SEE ATTACHMENT A        |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
|----------------------------------------|------------------------------|---------------------------|------------------------------|
|                                        |                              |                           |                              |
-----------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one Reporting Person, see Instruction 5(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 8 Pages


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
| 1. Title of Derivative Security |2. Date             |3. Title and Amount of    |4. Conver-  | 5. Owner-   |6. Nature of Indirect|
|    (Instr. 4)                   |   Exercisable and  |   Securities Underlying  |   sion or  |    ship     |   Beneficial Owner- |
|                                 |   Expiration Date  |   Derivative Securities  |   Exercise |    Form of  |   ship (Instr. 5)   |
|                                 |   (Month/Day/Year) |   (Instr. 4)             |   Price of |    Deriva-  |                     |
|                                 |                    |                          |   Deriva-  |    tive     |                     |
|                                 |                    |                          |   tive     |    Security:|                     |
|                                 |                    |                          |   Security |    Direct   |                     |
|                                 |--------------------|--------------------------|            |    (D) or   |                     |
|                                 |  Date    | Expira- |              | Amount or |            |    Indirect |                     |
|                                 |  Exercis-| tion    |    Title     | Number of |            |    (I)      |                     |
|                                 |  able    | Date    |              |  Shares   |            |    (Instr.  |                     |
|                                 |          |         |              |           |            |    5)       |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
| 7-1/2% SENIOR CONVERTIBLE       | SEE      | SEE     | COMMON STOCK,| SEE       | SEE        | SEE         |                     |
| PROMISSORY NOTE DUE             | ATTACH-  | ATTACH- | $0.0001      | ATTACHMENT| ATTACHMENT | ATTACHMENT  |                     |
| DECEMBER 31, 2005 (THE "NOTE")  | MENT A   | MENT A  | PAR VALUE    | A         | A          | A           | SEE ATTACHMENT A    |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
|---------------------------------|----------|---------|--------------|-----------|------------|-------------|---------------------|
|                                 |          |         |              |           |            |             |                     |
------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses: See Attachment A.        New Valley Corporation
------------------------
                                                                                By: /s/ Richard J. Lampen                2/20/01
**  Intentional misstatements or omissions of facts constitute Federal Criminal   -----------------------------------   -----------
    Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                         **Signature of Reporting Person           Date
                                                                                  Name: Richard J. Lampen
Note: File three copies of this Form, one of which must be manually signed.       Title: Executive Vice President
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                            (Print or Type Responses)

                               Page 2 of 8 Pages

                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

Signatures of additional Reporting Persons:


          NEW VALLEY HOLDINGS, INC.

          By:  /s/ RICHARD J. LAMPEN                           February 20, 2001
               ---------------------------------------
                   Name:  Richard J. Lampen
                   Title:  Executive Vice President

          BGLS INC.

          By:  /s/ RICHARD J. LAMPEN                           February 20, 2001
               ----------------------------------------
                   Name:  Richard J. Lampen
                   Title:  Executive Vice President

          VECTOR GROUP LTD.

          By:  /s/ RICHARD J. LAMPEN                           February 20, 2001
               ----------------------------------------
                   Name:  Richard J. Lampen
                   Title:  Executive Vice President

          /s/ BENNETT S. LEBOW                                 February 20, 2001
          --------------------------------------------
               Bennett S. LeBow


                               Page 3 of 8 Pages

                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------- ----------------------------------------- --------------------------------------------------------
REPORTING PERSON                AMOUNT OF SECURITIES BENEFICIALLY OWNED   OWNERSHIP FORM/NATURE OF OWNERSHIP
------------------------------- ----------------------------------------- --------------------------------------------------------
New Valley Corporation          18,508,696                                Indirect.  New Valley Corporation ("New Valley") owns
100 S.E. Second Street                                                    all of the outstanding shares of Ladenburg, Thalmann
Miami, Florida 33131                                                      Group Inc. ("Ladenburg") which in turn holds the
                                                                          shares of common stock of the Issuer reported herein
                                                                          (the "Securities").
------------------------------- ----------------------------------------- --------------------------------------------------------
New Valley Holdings, Inc.       18,508,696                                Indirect.  New Valley Holdings, Inc. ("N.V. Holdings")
204 Plaza Centre                                                          may be deemed to beneficially own the Securities by
3505 Silverside Road                                                      virtue of its ownership of 55.76% of the outstanding
Wilmington, Delaware 19810                                                shares of New Valley which in turn owns all of the
                                                                          outstanding shares of Ladenburg. N.V. Holdings
                                                                          disclaims beneficial ownership of the Securities, and
                                                                          this report shall not be deemed an admission that N.V.
                                                                          Holdings is the beneficial owner of such Securities
                                                                          for purposes of Section 16 or for any other purpose.
------------------------------- ----------------------------------------- --------------------------------------------------------
BGLS Inc.                       18,508,696                                Indirect.  BGLS Inc. ("BGLS") may be deemed to
100 S.E. Second Street                                                    beneficially own the Securities by virtue of its
Miami, Florida 33131                                                      ownership of 0.37% of the outstanding shares of New
                                                                          Valley and all of the outstanding shares of N.V.
                                                                          Holdings. New Valley in turn owns all of the outstanding
                                                                          shares of Ladenburg. BGLS disclaims beneficial ownership
                                                                          of the Securities, and this report shall not be deemed
                                                                          an admission that BGLS is the beneficial owner of such
                                                                          Securities for purposes of Section 16 or for any other
                                                                          purpose.
------------------------------- ----------------------------------------- --------------------------------------------------------
Vector Group Ltd.               18,508,696                                Indirect.  Vector Group Ltd. ("VGL") may be deemed to
100 S.E. Second Street                                                    beneficially own the Securities by virtue of its
Miami, Florida 33131                                                      ownership of all of the outstanding shares of BGLS
                                                                          which in turn owns 0.37% of the outstanding shares of
                                                                          New Valley and all of the outstanding shares of N.V.
                                                                          Holdings. New Valley in turn owns all of the outstanding
                                                                          shares of Ladenburg. VGL disclaims beneficial ownership
                                                                          of the Securities, and this report shall not be deemed
                                                                          an admission that VGL is the beneficial owner of such
                                                                          Securities for purposes of Section 16 or for any other
                                                                          purpose.
------------------------------- ----------------------------------------- --------------------------------------------------------



                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

------------------------------- ----------------------------------------- --------------------------------------------------------
REPORTING PERSON                AMOUNT OF SECURITIES BENEFICIALLY OWNED   OWNERSHIP FORM/NATURE OF OWNERSHIP
------------------------------- ----------------------------------------- --------------------------------------------------------
Bennett S. LeBow                18,508,696                                Indirect.  Mr. LeBow may be deemed to beneficially own
100 S.E. Second Street                                                    the Securities by virtue of his direct and indirect
Miami, Florida 33131                                                      beneficial ownership of approximately 41% of the
                                                                          outstanding shares of VGL which in turn owns all of
                                                                          the outstanding shares of BGLS which in turn owns
                                                                          0.37% of New Valley and all of the outstanding shares
                                                                          of N.V. Holdings.  New Valley in turn owns all of the
                                                                          outstanding shares of Ladenburg. Mr. LeBow disclaims
                                                                          beneficial ownership of the Securities, and this
                                                                          report shall not be deemed an admission that Mr. LeBow
                                                                          is the beneficial owner of such Securities for
                                                                          purposes of Section 16 or for any other purpose.
------------------------------- ----------------------------------------- --------------------------------------------------------


                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

-------------------------- ------------------------------ ---------------------- ------------------------ -------------------------
REPORTING PERSON           DATE EXERCISABLE AND           AMOUNT OF SECURITIES   CONVERSION OR EXERCISE   OWNERSHIP FORM/NATURE OF
                           EXPIRATION DATE                UNDERLYING DERIVATIVE  PRICE OF DERIVATIVE      OWNERSHIP
                                                          SECURITY               SECURITY
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
                           Date Exercisable  Expiration
                                             Date
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
New Valley Corporation     Upon issuance     12/31/05     3,080,769              $2.60 (2)                Indirect. New Valley
                           (1)                                                                            owns all of the
                                                                                                          outstanding shares of
                                                                                                          Ladenburg which in turn
                                                                                                          holds the Note reported
                                                                                                          herein.
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
New Valley Holdings, Inc.  Upon issuance     12/31/05     3,080,769              $2.60 (2)                Indirect.  N.V. Holdings
                           (1)                                                                            may be deemed to
                                                                                                          beneficially own the
                                                                                                          Note by virtue of its
                                                                                                          ownership of 55.76% of
                                                                                                          the outstanding shares
                                                                                                          of New Valley which in
                                                                                                          turn owns all of the
                                                                                                          outstanding shares of
                                                                                                          Ladenburg. N.V. Holdings
                                                                                                          disclaims beneficial
                                                                                                          ownership of the Note,
                                                                                                          and this report shall
                                                                                                          not be deemed an
                                                                                                          admission that N.V.
                                                                                                          Holdings is the
                                                                                                          beneficial owner of
                                                                                                          such Note for purposes
                                                                                                          of Section 16 or for any
                                                                                                          other purpose.
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
BGLS Inc.                  Upon issuance     12/31/05     3,080,769              $2.60 (2)                Indirect. BGLS may be
                           (1)                                                                            deemed to beneficially
                                                                                                          own the Note by virtue
                                                                                                          of its ownership of
                                                                                                          0.37% of the outstanding
                                                                                                          shares of New Valley and
                                                                                                          all of the outstanding
                                                                                                          shares of N.V. Holdings.
                                                                                                          New Valley in turn owns
                                                                                                          all of the outstanding
                                                                                                          shares of Ladenburg.
                                                                                                          BGLS disclaims
                                                                                                          beneficial ownership of
                                                                                                          the Note, and this
                                                                                                          report shall not be
                                                                                                          deemed an admission that
                                                                                                          BGLS is the beneficial
                                                                                                          owner of such Note for
                                                                                                          purposes of Section 16
                                                                                                          or for any other
                                                                                                          purpose.
-------------------------- ------------------------------ ---------------------- ------------------------ -------------------------

                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

-------------------------- ------------------------------ ---------------------- ------------------------ -------------------------
REPORTING PERSON           DATE EXERCISABLE AND           AMOUNT OF SECURITIES   CONVERSION OR EXERCISE   OWNERSHIP FORM/NATURE OF
                           EXPIRATION DATE                UNDERLYING DERIVATIVE  PRICE OF DERIVATIVE      OWNERSHIP
                                                          SECURITY               SECURITY
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
                           Date Exercisable  Expiration
                                             Date
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
Vector Group Ltd.          Upon issuance     12/31/05     3,080,769              $2.60 (2)                Indirect. VGL may be
                           (1)                                                                            deemed to beneficially
                                                                                                          own the Note by virtue
                                                                                                          of its ownership of all
                                                                                                          of the outstanding
                                                                                                          shares of BGLS which in
                                                                                                          turn owns 0.37% of the
                                                                                                          outstanding shares of
                                                                                                          New Valley and all of
                                                                                                          the outstanding shares
                                                                                                          of N.V. Holdings. New
                                                                                                          Valley in turn owns all
                                                                                                          of the outstanding
                                                                                                          shares of Ladenburg. VGL
                                                                                                          disclaims beneficial
                                                                                                          ownership of the Note,
                                                                                                          and this report shall
                                                                                                          not be deemed an
                                                                                                          admission that VGL is
                                                                                                          the beneficial owner of
                                                                                                          such Note for purposes
                                                                                                          of Section 16 or for any
                                                                                                          other purpose.
-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------
Bennett S. LeBow           Upon issuance     12/31/05     3,080,769              $2.60 (2)                Indirect. Mr. LeBow may
                           (1)                                                                            be deemed to
                                                                                                          beneficially own the
                                                                                                          Note by virtue of his
                                                                                                          direct and indirect
                                                                                                          beneficial ownership of
                                                                                                          approximately 41% of the
                                                                                                          outstanding shares of
                                                                                                          VGL which in turn owns
                                                                                                          all of the outstanding
                                                                                                          shares of BGLS which in
                                                                                                          turn owns 0.37% of New
                                                                                                          Valley and all of the
                                                                                                          outstanding shares of
                                                                                                          N.V. Holdings. New
                                                                                                          Valley in turn owns all
                                                                                                          of the outstanding
                                                                                                          shares of Ladenburg. Mr.
                                                                                                          LeBow disclaims
                                                                                                          beneficial ownership of
                                                                                                          the Note, and this
                                                                                                          report shall not be
                                                                                                          deemed an admission that
                                                                                                          Mr. LeBow is the
                                                                                                          beneficial owner of
                                                                                                          such Note for purposes
                                                                                                          of Section 16 or for any
                                                                                                          other purpose.

-------------------------- ----------------- ------------ ---------------------- ------------------------ -------------------------



                                                            ATTACHMENT TO FORM 3

DESIGNATED FILER:                                         NEW VALLEY CORPORATION
ISSUER NAME AND TICKER OR TRADING SYMBOL:     GBI CAPITAL MANAGEMENT CORP. (GBC)
DATE OF EVENT:                                02/08/01

(1) The Note will be issued to Ladenburg on consummation of the transactions contemplated by that certain Stock Purchase Agreement dated February 8, 2001 among Ladenburg, New Valley, the Issuer, Berliner Effektengesellschaft AG and Ladenburg, Thalmann & Co., Inc. Consummation is currently anticipated to take place during the second quarter of 2001.

(2) The conversion price is subject to adjustment for reclassifications, stock splits, stock dividends, spin-offs or distributions, share combinations or other similar changes affecting the shares of common stock of the Issuer as a whole and all holders thereof or if the Issuer consolidates with, merges with or into, any other entity, sells or transfers all or substantially all of its assets or engages in any reorganization, reclassification or recapitalization which is effected in such a manner that the holders of shares of common stock of the Issuer are entitled to receive stock, securities, cash or other assets with respect to or in exchange for shares of common stock of the Issuer.




                               Page 8 of 8 Pages